SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)

                              FINANCIAL STATEMENTS











                          INDEPENDENT AUDITORS' REPORT




The Partners
Spear Partnership

We have audited the accompanying statements of operations, changes in partners' capital, and cash flows for the Spear Partnership (the Partnership) for the year ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations and cash flows of the Partnership for the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America. The accompanying 2000 and 1999 financial statements were not audited by us, and accordingly, we express no opinion or any other form of assurance on them.


/S/  KPMG  LLP

SAN FRANCISCO, CALIFORNIA
June 9, 2000






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                                 BALANCE SHEETS
                                  DECEMBER 31,
                            (IN THOUSANDS OF DOLLARS)





                                                                               2000               1999
                                                                           (unaudited)        (unaudited)
                                                                         -------------------------------------
  ASSETS

  Marine vessel held for lease, at cost                                   $          7,840  $          7,840
  Less accumulated depreciation                                                     (5,922)           (5,536)
                                                                          -------------------------------------
      Net equipment                                                                  1,918             2,304

  Accounts receivable                                                                   69               224
                                                                          -------------------------------------
        Total assets                                                      $          1,987  $          2,528
                                                                          =====================================


  LIABILITIES AND PARTNERS' CAPITAL

  Liabilities:
  Accounts payable and accrued expenses                                   $             38  $             125
  Due to affiliates                                                                     12                 27
  Lessee deposits                                                                      383                174
                                                                          -------------------------------------
    Total liabilities                                                                  433                326

  Partners' capital (deficit):
  Limited partners                                                                   1,615              2,258
  General partner                                                                      (61)               (56)
                                                                          -------------------------------------
    Total partners' capital                                                          1,554              2,202
                                                                          -------------------------------------

        Total liabilities and partners' capital                           $          1,987  $           2,528
                                                                          =====================================
















                 See accompanying notes to financial statements.






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                            STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (IN THOUSANDS OF DOLLARS)



                                                             2000                1999                1998
                                                          (unaudited)         (unaudited)
                                                       ----------------------------------------------------------
  REVENUES

  Lease revenue                                        $         1,251      $        1,498         $     1,824
  Interest and other income                                          4                  51                  --
                                                       ----------------------------------------------------------
    Total revenues                                               1,255               1,549               1,824
                                                       ----------------------------------------------------------

  EXPENSES

  Depreciation and amortization                                    386                 464                 949
  Marine operating expenses                                        905               1,148               1,137
  Repairs and maintenance                                          376                 273                 443
  Management fees to affiliate                                      62                  75                  91
  Insurance expense to affiliates                                   --                  --                 (10)
  Other insurance (recovery) expense                                (8)                112                 161
  Administrative expenses to affiliates                             13                  17                  26
  Administrative and other                                          32                  24                  22
  Loss on revaluation                                               --                  --               1,910
                                                       ----------------------------------------------------------
    Total expenses                                               1,766               2,113               4,729
                                                       ----------------------------------------------------------

        Net loss                                       $          (511)     $         (564)        $    (2,905)
                                                       ==========================================================


















                 See accompanying notes to financial statements.






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                   STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998
                            (IN THOUSANDS OF DOLLARS)





                                                                        Limited         General
                                                                       Partners         Partner          Total
                                                                   --------------------------------------------------

    Partners' capital (deficit) at December 31, 1997 (unaudited)      $       5,472  $          (23) $        5,449

  Net loss                                                                   (2,876)            (29)         (2,905)

  Capital contribution                                                          141               1             142
                                                                      ------------------------------------------------

    Partners' capital (deficit) at December 31, 1998                          2,737             (51)          2,686

  Net loss (unaudited)                                                         (558)             (6)           (564)

  Capital contribution (unaudited)                                               79               1              80
                                                                      ------------------------------------------------

    Partners' capital (deficit) at December 31, 1999 (unaudited)              2,258             (56)          2,202

  Net loss (unaudited)                                                         (506)             (5)           (511)

  Capital distribution (unaudited)                                             (137)             --            (137)
                                                                      ------------------------------------------------

    Partners' capital (deficit) at December 31, 2000 (unaudited)      $       1,615  $          (61) $        1,554
                                                                      ================================================


















                 See accompanying notes to financial statements.






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                            STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31,
                            (IN THOUSANDS OF DOLLARS)

                                                                      2000                1999              1998
                                                                  (unaudited)         (unaudited)
                                                               ---------------------------------------------------------

  OPERATING ACTIVITIES

  Net loss                                                      $          (511)   $          (564)  $          (2,905)
  Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
    Depreciation and amortization                                           386                464                 949
    Loss on revaluation                                                      --                 --               1,910
    Changes in operating assets and liabilities:
      Accounts receivable                                                   155                (84)                 34
      Prepaid expenses                                                       --                  5                  11
      Accounts payable and accrued expenses                                 (87)               (11)                 90
      Due to affiliates                                                     (15)                18                  (6)
      Lessee deposits                                                       209                 92                (225)
                                                                ---------------------------------------------------------
        Net cash provided by (used in) operating activities                 137                (80)               (142)
                                                                ---------------------------------------------------------

  FINANCING ACTIVITIES

  Cash (distributions) contributions-General Partner                         --                  1                   1
  Cash (distributions) contributions-limited partners                      (137)                79                 141
                                                                ---------------------------------------------------------
        Net cash (used in) provided by financing activities                (137)                80                 142

  Net change in cash and cash equivalents                                    --                 --                  --
  Cash and cash equivalents at beginning of year                             --                 --                  --
                                                                ---------------------------------------------------------
  Cash and cash equivalents at end of year                      $            --    $            --   $              --
                                                                =========================================================














                 See accompanying notes to financial statements.






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

Spear Partnership, a California limited partnership (the Partnership), was formed during December 1995. The Partnership was formed for the purpose of purchasing a container cargo feeder marine vessel and commenced significant operations in March 1996. The Partnership has no employees nor operations other than the operation of the marine vessel. The Partnership is owned 99% by the limited partners and 1% by the General Partner. The Partnership has two limited partners: PLM Equipment Growth Fund VI (EGF VI), a California limited partnership, and Professional Lease Management Income Fund I (Fund I), a Delaware Limited Liability Company, (the Limited Partners). The General Partner is the Spear Corporation (SC) which is owned 50% by EGF VI and 50% by Fund I. The Limited Partnership is owned 50% by EGF VI and 50% by Fund I.

The marine vessel was purchased in March 1996 for $7.5 million. EGF VI paid acquisition and lease negotiation fees of $0.2 million to FSI. No fees were paid by Fund I.

The Partnership is expected to terminate during 2002 as EGF VI will be in its liquidation phase and all equipment must be sold.

These accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All amounts as of and for the years ended December 31, 2000 and 1999 are unaudited.

     OPERATIONS

The marine vessel in the Partnership is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of PLM Financial Services Inc. (FSI). FSI is a wholly-owned subsidiary of PLM International, Inc. (PLM International). IMI receives a monthly management fee from the Partnership for managing the marine vessel (Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of transportation equipment under agreements with investor programs, and is the General Partner of EGF VI, the Manager of Fund I, and the general partner of other limited partnerships.

     CASH AND CASH EQUIVALENTS

All cash generated from operations is distributed to the partners, accordingly, the Partnership has no cash balance at December 31, 2000 and 1999.

     ACCOUNTING FOR LEASES

The marine vessel in the Partnership is leased under operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases".




                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)


     DEPRECIATION

Depreciation is computed using the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon an estimated useful life of 12 years. The depreciation method changes to straight-line when the annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees of $0.2 million, that were paid to FSI, had been capitalized as part of the cost of the equipment. Major expenditures that are expected to extend the marine vessel's useful life or reduce future equipment operating expenses, have been capitalized and amortized over the estimated remaining life of the marine vessel.

     MARINE VESSEL

In accordance with the Financial Accounting Standards Board's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", FSI reviews the carrying value of the Partnership's marine vessel at least quarterly, and whenever circumstances indicated that the carrying value of this asset may not be recoverable in relation to expected future market conditions, for the purpose of assessing recoverability of the recorded amounts. If projected undiscounted future cash flows and the fair market value of the marine vessel was less than the carrying value of the marine vessel, a loss on revaluation is recorded. A reduction of $1.9 million to the carrying value of the marine vessel was required during 1998. No reduction to the carrying value of the marine vessel was required during 2000 or 1999.

     REPAIRS AND MAINTENANCE

Repair and maintenance for the marine vessel are the obligation of the Partnership.

     NET LOSS AND CASH DISTRIBUTION TO LIMITED PARTNERS

The net loss and cash distributions of the Partnership are generally allocated 99% to the limited partners and 1% to the General Partner. The net loss and cash distributions are generally allocated to the limited partners based on their percentage of ownership in the Partnership. Certain depreciable and amortizable amounts are not allocated to Fund I, such as depreciation on acquisition fees and amortization on lease negotiation fees. Otherwise, the limited partners 99% share of net loss and cash distributions are allocated 50% to EGF VI and 50% to Fund I.

Cash distributions are recorded when paid.

     COMPREHENSIVE LOSS

The Partnership's net loss is equal to comprehensive loss for the years ended December 31, 2000, 1999, and 1998.

2.   GENERAL PARTNER

SC contributed $100 of the Partnership's initial capital. SC is owned by two shareholders, EGF VI owns 50% and Fund I owns 50%. Dividends, if declared, are paid to the shareholders annually based on the percentage of ownership each shareholder owns.






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

3.   TRANSACTIONS WITH AFFILIATES

Under the equipment management agreement, IMI, subject to certain reductions, receives a monthly management fee attributable to owned equipment equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) 5% of the gross lease revenues attributable to equipment that is subject to operating leases. The Partnership's management fee expense to affiliate was $0.1 million during 2000, 1999, and 1998. The Partnership reimbursed FSI $13,000, $17,000, and $26,000 during 2000, 1999, and 1998, respectively, for data processing and administrative expenses directly attributable to the Partnership.

During 1998, the Partnership received a $10,000 loss-of-hire insurance refund from Transportation Equipment Indemnity Company Ltd. (TEI), an affiliate of FSI, which provided marine insurance coverage and other insurance brokerage services, due to lower claims from the insured Partnership and other insured affiliated programs. PLM International liquidated TEI in 2000. These services were provided by an unaffiliated third party during 2000, 1999 and 1998.

Partnership management fees payable to IMI was $13,000 and $27,000 as of December 31, 2000 and 1999, respectively.

4.       MARINE VESSEL ON LEASE

The Partnership's marine vessel is leased to multiple operators on a time charter basis. In such instances, revenues are earned from each lessee that hires the marine vessel for a specific voyage.

The marine vessel in the Partnership is used as collateral against the senior loans of the Limited Partners.

The marine vessel lease is being accounted for as an operating lease. There are no future minimum rentals under non-cancelable leases at December 31, 2000. Per diem and short-term rentals consisting of utilization rate lease payments included in lease revenues amounted to $1.3 million in 2000, $1.5 million in 1999, and $1.8 million in 1998.

5.   GEOGRAPHIC INFORMATION

The Partnership's marine vessel is leased to multiple lessees in different regions that operate worldwide.

6.   INCOME TAXES

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners owning the Limited Partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 2000, the financial statement carrying amount of assets and liabilities was approximately $4.3 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in reserve for repairs, depreciation method based on the tax estimated useful life, and lessee prepaid deposits.






                                SPEAR PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

7.   CONCENTRATIONS OF CREDIT RISK

Financial   instruments,   which   potentially   subject  the   Partnership   to
concentrations of credit risk, consist principally of lease receivables.

The Partnership's lessees that accounted for 10% or more of the total revenues for the marine vessel during the past three years were: Intermarine (31% in 2000), American Transport Lines of New York (20% in 2000), China Navigation (35% in 2000), Crowley American Transport (60% in 1999), Panamarian Courice Corp. (18% in 1999), Industrial Maritime Couriers (15% in 1999), and Kaud I. Larsen (85% in 1998).

As of December 31, 2000, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.